EXHIBIT 21.1

SUBSIDIARIES OF CFS BANCORP, INC.

Name	Jurisdiction of Incorporation
Citizens Financial Bank	United States of America
CFS Holdings, Inc. (1)	Bermuda
WHCC, LLC	United States of America

(1) CFS Holdings, Inc. was dissolved effective December 1, 2012.